

PE 1/20/2014

14005743



UNITED STATES *NO ACT*
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Rick E. Hansen
Chevron Corporation
rhansen@chevron.com

Act: __1934__
Section: _____
Rule: __14a-8 (ODS)__
Public
Availability: __3-13-14__

Re: Chevron Corporation
       Incoming letter dated January 20, 2014

Dear Mr. Hansen:

      This is in response to your letters dated January 20, 2014 and February 19, 2014 concerning the shareholder proposal submitted to Chevron by James Hoy and Marjorie Hoy. We also have received a letter from the proponents dated January 30, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

                                        Sincerely,

                                        Matt S. McNair
                                        Special Counsel

Enclosure

cc: James B. Hoy

       FISMA & OMB Memorandum M-07-16

March 13, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
        Incoming letter dated January 20, 2014

        The proposal relates to a report.

        There appears to be some basis for your view that Chevron may exclude the
proposal under rule 14a-8(f). We note that the proponents appear to have failed to
supply, within 14 days of receipt of Chevron's request, documentary support sufficiently
evidencing that they satisfied the minimum ownership requirement for the one-year
period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement
action to the Commission if Chevron omits the proposal from its proxy materials in
reliance on rules 14a-8(b) and 14a-8(f).

                                        Sincerely,

                                        Erin E. Martin
                                        Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Chevron

Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
925-842-2778
rhansen@chevron.com

February 19, 2014

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
        Supplemental Letter Regarding Stockholder Proposal of James and Marjorie Hoy
        Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 20, 2014 (the "No-Action Request"), Chevron Corporation (the "Company") requested that the staff of the Division of Corporation Finance (the "Staff") concur that the Company could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from James and Marjorie Hoy (the "Proponents"). The No-Action Request indicated our belief that the Proposal could be excluded from the 2014 Proxy Materials pursuant to Rules 14a-8(b) and Rule 14a-8(f)(1) because the Proponents failed to provide sufficient verification of their continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proponents submitted the Proposal, even after the Company sent to the Proponents a letter notifying the Proponents of the procedural deficiencies and explaining how they could cure such deficiencies (the "Deficiency Notice").

On February 6, 2014, the Company received a letter from Mr. Hoy dated January 30, 2014 (the "Response Letter," attached hereto as <u>Exhibit A</u>) responding to the No-Action Request. The Response Letter alleges that the Company failed to respond to Mr. Hoy's requests that the Company confirm receipt of information from the Proponent's broker in response to the Deficiency Notice.

The Response Letter does not alter the bases for exclusion of the Proposal set forth in the No-Action Request. As noted in the No-Action Request, the Company satisfied its obligations under Rule 14a-8(f)(1) by transmitting to the Proponents in a timely manner the Deficiency Notice, which set forth the eligibility requirements of Rule 14a-8(b) and enclosed copies of both Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011). Having complied with the requirements of Rule 14a-8(f)(1), the Company was under no further obligation to respond to Mr. Hoy's

messages. However, contrary to Mr. Hoy's assertions in the Response Letter and even though it was not required to do so, the Company did send an e-mail response to Mr. Hoy acknowledging receipt of email correspondence from his broker. That response was sent on December 28, 2013, and it specifically stated: "This will confirm that on December 23 we received an email from Doug Marken at Morgan Stanley regarding your Chevron shares." *See* Exhibit B. A copy of Mr. Marken's email was attached to the No-Action Request as Exhibit E. The Company has not received any subsequent written correspondence regarding the Proposal or the No-Action Request from the Proponents except for the Response Letter.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Rick E. Hansen

Enclosures

cc: James and Marjorie Hoy

EXHIBIT A

James B. Hoy

30 January 2014

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation "No Action" Letter /James and Marjorie Hoy

Ladies and Gentlemen:

This letter is in response to Chevron Corporation's attempt to exclude our shareholder proposal requesting information about the company's offshore drilling and number of wells.

During the fourteen day period following Chevron's Deficiency Notice I repeatedly left messages on Mr. Rick Hansen's answering machine. All went unanswered. Furthermore, I sent email to his address, asking to be notified when he received an email from my broker regarding eligibility to submit a shareholder proposal. When I received no reply I contacted Mr. Christopher Butner of Chevron's Corporate Governance Office. My prior experience with Mr. Butner had been that he showed good faith in all our dealings. Mr. Butner said that he would visit Mr. Hansen in the adjacent office and convey my concerns. Again Mr. Hansen did not respond.

My broker, Mr. Douglas Marken, provided information that my wife and I held 1950 shares of Chevron stock. He also asked Mr. Hansen to let him know if "any additional information is needed. (See Chevron's Exhibit E.)

In my review of the regulations regarding shareholder proposals I see that "No Action" letters require an attached opinion of counsel and six copies sent to the S.E.C. There appears to be no supporting opinion of counsel in the copy of the "No Action" letter that I received. Have those requirements been met by Chevron?

My past experience has been good faith on the part of Chevron representatives. Had Mr. Hansen followed suit I would not be invoking such trivial points as described above.

Very truly yours,

James B. Hoy

EXHIBIT B

From:	HANSEN, RICK E
Sent:	Saturday, December 28, 2013 3:18 PM
To:	'James Hoy'
Cc:	Cross, Scott (ScottCross@chevron.com)
Subject:	RE: Response to CVX letter of 11 Dec 2013

Mr. Hoy,

Thank you for your email and voice mail message. I am glad to see that your email is back up and running. This will confirm that on December 23 we received an email from Doug Marken at Morgan Stanley regarding your Chevron shares.

Have a nice weekend.

Rick E. Hansen
Assistant Secretary and Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Rd., T3184
San Ramon, CA 94583
Tel: 925-842-2778
Fax: 925-842-2846
Cell: 925-549-1559
Email: rhansen@chevron.com

This message may contain privileged or confidential information. If you have received this message in error, please delete it without reading and notify me by reply e-mail. Thank you.

 **Please consider the environment before printing this e-mail**

From: James Hoy***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 27, 2013 5:52 PM
To: HANSEN, RICK E
Subject: Fw: Response to CVX letter of 11 Dec 2013

From: BT Yahoo***FISMA & OMB Memorandum M-07-16***
To: rhansen@chevron.com <rhansen@chevron.com>;
FISMA & OMB MemorandumFISMA & OMB Memorandum M-07-16***
Subject: Response to CVX letter of 11 Dec 2013
Sent: Wed, Dec 18, 2013 4:43:36 PM

To: Rick Hansen
From James B. Hoy

1

Date: 18 Dec. 2013

Dear Mr. Hansen,

In response to your letter of 11 Dec. 2013:
I have instructed my broker Doug Marken of Morgan-Stanley to provide the number of
Chevron shares held by my wife and myself and that the shares have been held for more than
the required one-year period prior to our shareholder proposal submission date.

We do intend to hold the shares through the date of the 2014 annual meeting.

Please confirm receipt of this email and confirmation of receiving the required information
regarding share ownership and time of ownership. Furthermore, because the date of the annual
meeting has varied in recent years, please let me know the date of the 2014 meeting as soon as
it is fixed.

James B. Hoy

RECEIVED

James B. Hoy

30 January 2014

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation "No Action" Letter /James and Marjorie Hoy

Ladies and Gentlemen:

This letter is in response to Chevron Corporation's attempt to exclude our shareholder proposal requesting information about the company's offshore drilling and number of wells.

During the fourteen day period following Chevron's Deficiency Notice I repeatedly left messages on Mr. Rick Hansen's answering machine. All went unanswered. Furthermore, I sent email to his address, asking to be notified when he received an email from my broker regarding eligibility to submit a shareholder proposal. When I received no reply I contacted Mr. Christopher Butner of Chevron's Corporate Governance Office. My prior experience with Mr. Butner had been that he showed good faith in all our dealings. Mr. Butner said that he would visit Mr. Hansen in the adjacent office and convey my concerns. Again Mr. Hansen did not respond.

My broker, Mr. Douglas Marken, provided information that my wife and I held 1950 shares of Chevron stock. He also asked Mr. Hansen to let him know if "any additional information is needed. (See Chevron's Exhibit E.)

In my review of the regulations regarding shareholder proposals I see that "No Action" letters require an attached opinion of counsel and six copies sent to the S.E.C. There appears to be no supporting opinion of counsel in the copy of the "No Action" letter that I received. Have those requirements been met by Chevron?

My past experience has been good faith on the part of Chevron representatives. Had Mr. Hansen followed suit I would not be invoking such trivial points as described above.

Very truly yours,

James B. Hoy



Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
925-842-2778
rhansen@chevron.com

January 20, 2014

VIA E-MAIL (shareholderproposals@sec.gov)
VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
        Stockholder Proposal of James and Marjorie Hoy
        Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from James and Marjorie Hoy (the "Proponents").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- are sending copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

The Proponents submitted the Proposal, which recommends the preparation of a report on offshore oil drilling, to the Company via the United States Postal Service on November 25, 2013 (although the cover letter accompanying the Proposal was dated November 26, 2013). The Company received the Proposal on December 2, 2013. The Proposal, as well as related correspondence from the Proponents, is attached hereto as Exhibit A.

The Proponents' submission contained procedural deficiencies, including a lack of proof of the Proponents' ownership of the Company's shares. Accordingly, on December 11, 2013, which was within 14 days of the date the Company received the Proposal, the Company sent to the Proponents a letter notifying the Proponents of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice," attached hereto as Exhibit B). The Deficiency Notice informed the Proponents of the requirements of Rule 14a-8 and how they could cure the procedural deficiencies. Specifically, the Deficiency Notice: (i) requested that the Proponents provide to the Company documentation showing that they held "the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (November 25, 2013)"; and (ii) stated that the Proponents' response to the Deficiency Notice "must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter." The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Company's records confirm delivery of the Deficiency Notice via Federal Express on December 12, 2013. See Exhibit C.

On December 18, 2013, the Company received an email from the Proponents informing the Company that Mr. Hoy had instructed his broker "to provide the number of shares held by my wife and myself and that the shares have been held for more than the required one-year period prior to our shareholder proposal submission date." See Exhibit D. On December 23, 2013, the Company received an email from Douglas Marken of Morgan Stanley (the "Response"). The Response stated that "Jim and Marjorie Hoy own 1950 shares of Chevron stock" but did not address the Proponents' ownership of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company. See Exhibit E. The 14-day deadline to respond to the Deficiency Notice expired on December 26, 2013, and the Company has not received any other correspondence from the Proponents addressing the deficiencies identified in the Deficiency Notice.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponents failed to establish their eligibility to submit the Proposal.[1]

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponents Failed To Establish Their Eligibility To Submit The Proposal.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if a proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponents failed to establish their eligibility to submit the Proposal despite the Company's timely notice of the Proposal's procedural deficiencies. Specifically, the Proponents have not demonstrated that they continuously owned the requisite number of Company shares for the one-year period prior to and including the date the Proposal was submitted to the Company as required by Rule 14a-8(b).

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[ ] that companies' notices of defect are not adequately describing the

---

[1] We also believe there are other bases for exclusion of the Proposal. We are addressing only the procedural matter addressed in this letter at this time because we do not believe the Proposal is eligible for consideration for inclusion, but we reserve the right to raise the additional bases for exclusion.

defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then goes on to state that, going forward, the Staff

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and
> 14a-8(f) on the basis that a proponent's proof of ownership does not cover the
> one-year period preceding and including the date the proposal is submitted
> unless the company provides a notice of defect that identifies the specific date
> on which the proposal was submitted and explains that the proponent must
> obtain a new proof of ownership letter verifying continuous ownership of the
> requisite amount of securities for the one-year period preceding and including
> such date to cure the defect. We view the proposal's date of submission as the
> date the proposal is postmarked or transmitted electronically.

The Staff consistently has granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *PepsiCo, Inc. (Albert)* (avail. Jan. 10, 2013), the proponent submitted the proposal on November 20, 2012 and provided a broker letter that established ownership of the company's securities for one year as of November 19, 2012. The company properly sent a deficiency notice to the proponent on December 4, 2012 that specifically identified the date as of which beneficial ownership had to be substantiated and how the proponent could substantiate such ownership, and the proponent did not respond to the deficiency notice. The Staff concurred in the exclusion of the proposal because the broker letter was insufficient to prove continuous share ownership for one year as of November 20, 2012, the date the proposal was submitted. *See also Comcast Corp.* (avail. Mar. 26, 2012) (letter from broker stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corp.* (avail. Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *The Home Depot, Inc.* (avail. Feb. 5, 2007) (letter from broker stating ownership for one year as of November 7, 2005 to November 7, 2006 was insufficient to prove continuous ownership for one year as of October 19, 2006, the date the proposal was submitted); *Sempra Energy* (avail. Jan. 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted); *International Business Machines Corp.* (avail. Jan. 7, 2002) (letter from broker stating ownership on August 15, 2001 was insufficient to prove continuous ownership for one year as of October 30, 2001, the date the proposal was submitted).

Here, the Proponents submitted the Proposal on November 25, 2013, the date the Proposal was postmarked. *See* Exhibit A. Therefore, the Proponents had to verify continuous

ownership for the one-year period preceding and including this date, *i.e.*, November 25, 2012 through November 25, 2013. The Company satisfied its obligation under Rule 14a-8(f)(1) by transmitting to the Proponents in a timely manner the Deficiency Notice, which set forth the eligibility requirements of Rule 14a-8(b) and enclosed copies of both Rule 14a-8 and SLB 14F. *See* Exhibit B. The Deficiency Notice clearly stated the need to provide to the Company a written statement from the "record" holder of the Proponents' shares verifying that the Proponents "continuously held the required value or number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (November 25, 2013)." In doing so, the Company complied with the Staff's guidance in SLB 14G for providing the Proponents with adequate instruction as to Rule 14a-8's proof of ownership requirements. Despite the Deficiency Notice's instructions to show proof of continuous ownership for "the one-year period preceding and including the date the proposal was submitted (November 25, 2013)," the Proponents have failed to do so. The Response, dated December 23, 2013, merely states that "Jim and Marjorie Hoy own 1950 shares of Chevron stock." Thus, the Response only speaks as of a fixed date (December 23, 2013) and does not address the Proponents' holdings for any part of the period between November 25, 2012 and November 25, 2013. *See* Exhibit E.

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Proponents have not demonstrated that they continuously owned the requisite number of Company shares for the one-year period prior to and including the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2778 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Rick E. Hansen

Enclosures

cc: James and Marjorie Hoy

EXHIBIT A

November 26, 2013

Certified Mail: Return Receipt Requested



Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Sirs:

As shareholders in Chevron Corp. my wife and I resubmit for inclusion in the proxy statement for the 2014 Chevron Shareholder Meeting the shareholder proposal and supporting statement as published in the 2013 proxy statement (copy enclosed). We, or our representative, will present the proposal. We have been shareholder for more than one year. Our shares are held in street name by Morgan Stanley in three accounts, including Marjorie A. Hoy IRA.

Very truly yours,

James B. Hoy

Enclosure

Cc: S.E.C.

Stockholder Proposal Regarding Report on Offshore Oil Wells
(Item 6 on the Proxy Card)

Investment Hazards of Offshore Oil Drilling

Whereas, offshore oil wells are an important source of oil,

Whereas, offshore oil wells require exceptional drilling technology,

Whereas, out-of-control offshore oil wells can cause extraordinary economic, environmental and human community disruption,

Whereas, out-of-control offshore oil wells can have devastating impact on corporation stock value, reputation and liabilities of the corporation that owns or is a partner in the well,

Whereas, litigation, reclamation and restitution expenses following an out-of-control offshore oil well can be unpredictable and detrimental to corporation stock value,

Be it Resolved: That the shareholders of Chevron Corporation recommend preparation and delivery to all shareholders a report that includes,

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in

b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells

c) Cost of research to find effective containment and reclamation following marine oil spills.

Supporting Statement

BP's out-of-control deepwater drilling rig explosion and subsequent oil spill has brought into focus the hazards of offshore oil production. The BP incident resulted in catastrophic loss of share value and distress sale of corporate assets. Chevron Corporation had an oil spill in the Gulf of Mexico in the 1970's that resulted in massive fines by the U.S. E.P.A. for multiple violations in which blow-out-preventers (storm chokes) were not installed. Shareholders need to know the amount of exceptional risk associated with offshore drilling. Furthermore, shareholders need to know the internal planning response of Chevron Corporation's management to the BP disaster. Please vote FOR this proposal for needed information regarding the extraordinary risks associated with offshore oil production.

Subsequent to the BP Deep Horizon disaster, Chevron has had offshore well disasters in Brazil and Nigeria. Criminal charges have been filed against Chevron and environmental damages resulted from offshore drilling incidents. Because of the exceptional financial risks of offshore wells the shareholders of Chevron need to know the extent of offshore drilling risks, as called for in our proposal. Please vote FOR the proposal regarding the Investment Hazards of Offshore Oil Drilling.

UNITED STATES
POSTAL SERVICE

1000

CERTIFIED MAIL

*** FISMA & OMB Memorandum M-07-16 ***

Chevron Corporation
6001 Bollinge Canyon Rd.
San Ramon, CA 94583

9458323240l

*** FISMA & OMB Memorandum M-07-16 ***

James R Hanly

Return Receipt Requested



EXHIBIT B



Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
925-842-2778
rhansen@chevron.com

VIA OVERNIGHT DELIVERY

December 11, 2013

Mr. James B. Hoy

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Mr. Hoy,

We received your letter, postmarked November 25, 2013, submitting a shareholder proposal for inclusion in Chevron's proxy statement and proxy for its 2014 annual meeting of shareholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934 ("Exchange Act"), the U.S. Securities and Exchange Commission ("SEC") has prescribed certain procedural and eligibility requirements for the submission of proposals. I write to provide notice of certain defects in your submission, as detailed below, and ask that you provide to us documents sufficient to remedy these defects.

First, your letter did not include proof of your ownership of Chevron shares entitled to be voted on the proposal.

Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, you must be a Chevron stockholder, either as a registered holder or as a beneficial holder (i.e., a street name holder), and must have continuously held at least $2,000 in market value or 1% of Chevron's shares entitled to be voted on the proposal at the annual meeting for at least one year by the date the proposal is submitted. Chevron's stock records for its registered holders do not indicate that you are a registered holder. Exchange Act Rule 14a-8(b)(2) and SEC staff guidance provide that if you are not a registered holder you must prove your share position and eligibility by submitting to Chevron either:

1. a written statement from the "record" holder of your shares (usually a broker or bank) verifying that you continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted (November 25, 2013); or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required value or number of shares as of or before the date on which the one-year eligibility period begins

and any subsequent amendments reporting a change in ownership level, along with a
written statement that you have owned the required value or number of shares
continuously for at least one year as of the date the proposal was submitted.

Your letter did not include the required proof of your ownership of Chevron stock. By this letter,
I am requesting that you provide to us acceptable documentation that you hold the required value
or number of shares to submit a proposal and that you have continuously held the required value
or number of shares for at least the one-year period preceding and including the date the proposal
was submitted (November 25, 2013).

In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal
Bulletin No. 14 (at C(1)(c)(1)-(2)), which indicates that, for purposes of Exchange Act Rule 14a-
8(b)(2), written statements verifying ownership of shares "must be from the record holder of the
shareholder's securities, which is usually a broker or bank." Further, please note that most large
U.S. brokers and banks deposit their customers' securities with, and hold those securities
through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a
securities depository (DTC is also known through the account name of Cede & Co.), and the
Division of Corporation Finance advises that, also for purposes of Exchange Act Rule 14a-
8(b)(2), only DTC participants or affiliates of DTC participants "should be viewed as 'record'
holders of securities that are deposited at DTC." (Staff Legal Bulletin No. 14F at B(3) and No.
14G at B(1)-(2)). (Copies of these and other Staff Legal Bulletins containing useful information
for proponents when submitting proof of ownership to companies can be found on the SEC's
web site at: http://www.sec.gov/interps/legal.shtml.) You can confirm whether your broker or
bank is a DTC participant by asking the broker or bank or by checking DTC's participant list,
which may be available at either
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or
http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

Consistent with the above, if you intend to demonstrate ownership by submitting a written
statement from the "record" holder of your shares, please provide to us a written statement from
the DTC participant record holder of your shares verifying (a) that the DTC participant is the
record holder, (b) the number of shares held in your name, and (c) that you continuously held the
required value or number of Chevron shares for at least the one-year period preceding and
including the date the proposal was submitted (November 25, 2013).

Please note that if your broker or bank is not a DTC participant, then you need to submit proof of
ownership from the DTC participant through which the shares are held verifying that you
continuously held the requisite number of Chevron shares for at least the one-year period
preceding and including the date the proposal was submitted (November 25, 2013). You should
be able to find out the identity of the DTC participant by asking your broker or bank. If the
broker is an introducing broker, you may also be able to learn the identity and telephone number
of the DTC participant through your account statements, because the clearing broker identified
on the account statements will generally be a DTC participant. If the DTC participant that holds
your shares is not able to confirm your individual holdings but is able to confirm the holdings of

your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding and including the date the proposal was submitted (November 25, 2013), you continuously held that the requisite number of Chevron shares. The first statement should be from your broker or bank confirming your ownership. The second statement should be from the DTC participant confirming the broker or bank's ownership.

Second, your letter did not include a statement that you intend to hold the required value or number of shares to submit a proposal through the date of Chevron's 2014 annual meeting.

Pursuant to Exchange Act Rule 14a-8(b)(2), proof of your share ownership must be accompanied by "your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders." Your letter did not include the required statement, and, by this letter, I am asking that you provide to us a written statement of your intent to hold the required value or number of shares to submit a proposal through the date of Chevron's 2014 annual meeting.

Thank you for your attention to the above matters. Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (rhansen@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

Copies of Exchange Act Rule 14a-8 and Staff Legal Bulletin No. 14F are enclosed for your convenience. Thank you, in advance, for your attention to this matter.

Sincerely yours,

Enclosures

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a

change in your ownership level;

    (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

    (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude

the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the

Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director Elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b)

of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

> *How can a shareholder determine whether his or her broker or bank is a DTC participant?*
>
> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] See Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. See Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] See Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its
authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT D

Cross, Scott

From: BT Yahoo FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 18, 2013 8:44 AM
To: HANSEN, RICK E
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Response to CVX letter of 11 Dec 2013

To: Rick Hansen
From James B. Hoy
Date: 18 Dec. 2013

Dear Mr. Hansen,

In response to your letter of 11 Dec. 2013:
I have instructed my broker Doug Marken of Morgan-Stanley to provide the number of Chevron shares held by my wife and myself and that the shares have been held for more than the required one-year period prior to our shareholder proposal submission date.

We do intend to hold the shares through the date of the 2014 annual meeting.

Please confirm receipt of this email and confirmation of receiving the required information regarding share ownership and time of ownership. Furthermore, because the date of the annual meeting has varied in recent years, please let me know the date of the 2014 meeting as soon as it is fixed.

James B. Hoy

<u>**EXHIBIT E**</u>

From: Marken, Douglas [mailto:Douglas.Marken@morganstanley.com]
Sent: Monday, December 23, 2013 11:43 AM
To: 'Jim Hoy'
Cc: HANSEN, RICK E
Subject: Stock ownership

Dear Rick,

This letter is to confirm that Jim and Marjorie Hoy own 1950 shares of Chevron stock. I am sending this letter at their request. These shares are held at Morgan Stanley. Please let me know if you need any additional information..

Sincerely,

Doug Marken
Vice President
Financial Advisor
Morgan Stanley

Sent with Good (www.good.com)

Important Notice to Recipients: